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                                                                     Exhibit 5.1

                               November 15, 2000

TranSwitch Corporation
Three Enterprise Drive
Shelton, CT  06484

     RE:  Registration Statement on Form S-3
          Relating to $460,000,000 4 1/2% Convertible Notes due 2005 and 7,428,640 Shares of Common Stock
          --------------------------------

Ladies and Gentlemen:

     We are counsel to TranSwitch Corporation, a Delaware corporation (the "Company"), and have represented the Company in connection with the preparation and filing of the Company's Registration Statement on Form S-3 (the "Registration Statement"), covering the registration of $460,000,000 aggregate principal amount of 4 1/2% Convertible Notes due 2005 (the "Notes") and shares of the Company's Common Stock, $.001 par value per share, issuable upon conversion of the Notes (the "Conversion Shares"), by certain securityholders of the Company (the "Selling Securityholders").

     Based upon such investigation as we have deemed necessary, we are of the opinion that (1) the Notes, when sold by the Selling Securityholders in the manner described in the Registration Statement, will be legally and validly issued and will represent binding obligations of the Company and (2) the Conversion Shares, when sold by the Selling Securityholders in the manner referred to in the Registration Statement, will be legally issued, fully paid and nonassessable.

     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm in the Prospectus contained in the Registration Statement under the caption "Legal Matters."

                                    Very truly yours,



                                    Testa, Hurwitz & Thibeault, LLP